EXHIBIT 99.1

ING publishes 2023 Climate Report

ING publishes 2023 Climate Report

ING today published its annual Climate Report. This report explains how our financing impacts climate change, as well as how climate change impacts our business. It includes our progress on steering the nine most carbon-intensive sectors in our loan portfolio towards global climate goals - our Terra approach - how we engage with clients to help them in their transitions, and our work to assess climate risks and take action to mitigate them.

“Climate change is a fact and its effects are being felt all around us,” said ING CEO Steven van Rijswijk. “The latest climate science sends a clear warning that we only have a small window of opportunity to limit global warming to 1.5°C. I strongly believe that every step counts, every action is meaningful, and every tenth of a degree matters. We all – governments, NGOs, businesses and individuals – have a part to play, and we can all make the difference for present and future generations if we work together towards the same goals.”

Putting sustainability at the heart of what we do is one of the two key pillars of our strategy. We’re proud of the progress we’re making, and how we're using our financing to contribute to the transition of our customers but we know we still have work to do. Change doesn’t happen overnight, and going green isn’t black and white. The reality is that even though we finance a lot of sustainable activities, we still finance more that’s not. Society is transitioning to a low-carbon economy. So are our clients, and so are we.

Key takeaways from the report are:

  We continue to help set sector financing standards for decarbonisation. We’ve done so in steel and shipping and are collaborating on a new methodology for the aluminium sector.
  We’ve set 2030 and 2050 targets for not only upstream, but also the midstream and downstream parts of the oil & gas value chain. We’re also working to expand our approach into trade and commodity finance, with the aim of covering the full value chain of oil & gas under our Terra approach.
  We’re increasingly integrating climate into our decision-making and business processes.
  Besides oil & gas, we’re expanding our Terra approach into more areas including Business Banking (agriculture and transportation, in the Netherlands) and global commercial real estate.
  We make specific calls on sector level to governments and regulators to more firmly guide the transition with harmonised policies and incentives that accelerate the decarbonisation of the global economy.

As insights on climate action are evolving rapidly, we continue to improve our approach. This report provides us and our stakeholders with the opportunity to reflect on the progress we've been making, and to look ahead to the areas where we can strive to do more, aim to go faster, drive increased collaboration and call for greater guidance.

The 2023 Climate Report is available for download here.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news X feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

Press enquiries	Investor enquiries
Astrid Overeem	ING Group Investor Relations
+31 20 563 8490	+31 20 576 6396
Astrid.Overeem@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 59,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING’s management of ESG material risk to be ‘strong’, and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual effects of the Covid-19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters, including data gathering and reporting (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  PR Climate Report 2023 FINAL (https://ml-eu.globenewswire.com/Resource/Download/e11c1c44-e363-4906-afb9-60037cdd9fb3)